SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EPIX Pharmaceuticals, Inc.
(Names of Subject Company (Issuer) and Filing Person (Offeror))
3.00% Convertible Senior Notes Due 2024
(Title of Class of Securities)
26881QAB7 and 26881QAA9
(CUSIP Number of Class of Securities)
Elkan Gamzu, Ph.D.
Chief Executive Officer
EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, Massachusetts 02421
(781) 761-7600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Edward A. King, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$5,580

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes Due 2024, as described herein, is an aggregate of $18 million in cash, 33,900,000 shares of the Company’s (as defined below) common stock, and the maximum aggregate amount payable with respect to the contingent value rights, assuming the holders of the Convertible Senior Notes tender all their notes in the exchange offer.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
Ex-(a)(1)(A) - Offer to Exchange and Consent Solicitation, dated April 7, 2009.
Ex-(a)(1)(B) - Letter of Transmittal and Consent.
Ex-(a)(1)(C) - Notice of Guaranteed Delivery.
Ex-(a)(1)(D) - Form of Notice of Withdrawal.
Ex-(a)(1)(E) - Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Ex-(a)(1)(F) - Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Ex-(a)(1)(G) - Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Ex-(a)(5) - Press Release issued by Epix Pharmaceuticals, Inc. on April 7, 2009.
Ex-(d)(1)(B) - Restructuring Support Agreement, dated as of April 6, 2009, among EPIX Pharmaceuticals, Inc. and the Noteholders.
Ex-(d)(1)(C) - Form of Contigent Value Rights Agreement
Ex-(d)(1)(D) Form of Registration Rights Agreement

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by EPIX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its exchange offer (the “Exchange Offer”) (i) 339 shares of common stock, par value $0.01 per share (“common stock”), plus (ii) a cash payment of $180.00 (the consideration referenced in clauses (i) and (ii), the “Closing Consideration”), plus (iii) one (1) contingent value right (“Contingent Value Right”), as described below, for each $1,000 principal amount of the Company’s outstanding 3.00% Convertible Senior Notes due 2024 (the “Notes”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange and consent solicitation, dated April 7, 2009 (the “Offer to Exchange and Consent Solicitation”) and in the related Exchange Offer materials (which Offer to Exchange and Consent Solicitation and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Documents”). Each Contingent Value Right represents the contractual right to receive additional payments, subject to certain exceptions, if after completion of the Exchange Offer the Company consummates any exchange, redemption, repurchase, prepayment or similar event on account of, or with respect to, any Notes not tendered in the Exchange Offer within a specified time period and which results in aggregate cash or non-cash payments for such Notes in excess of the sum of (a) $180.00, (b) the lower of (i) $170.00 and (ii) the fair market value of 339 shares of common stock as of the date of consummation of the Exchange Offer and (c) any prior payments made by the Company pursuant to such Contingent Value Right, for each $1,000 of aggregate principal amount outstanding of the Notes. For purposes of the Exchange Offer, the Closing Consideration together with the Contingent Value Rights is referred to as the “Exchange Consideration.” The Exchange Consideration will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of the Exchange Offer on, the Notes so tendered and accepted.
     The Notes were issued pursuant to the Indenture between the Company, as Issuer, and U.S. Bank National Association, as Indenture Trustee, dated as of June 7, 2004, as amended by the First Supplemental Indenture, dated as of January 7, 2005. The Notes are the obligation of the Company and each $1,000 of Notes is convertible into 22.39 shares of common stock, representing a conversion price of approximately $44.66 per share of common stock.
     The Exchange Offer expires at 5:00 p.m., New York City time, on May 4, 2009, which date the Company refers to as the Expiration Date, unless the Offer to Exchange and Consent Solicitation is extended by the Company with the consent of the holders of at least 75% in outstanding principal amount of the Notes. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.
     Holders of the Notes should read the Offer Documents in their entirety. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Documents is incorporated by reference into this Schedule TO.
Items 1 through 9.
     The issuer of the securities to which the Schedule TO relates is EPIX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with its principal executive offices at 4 Maguire Road, Lexington, Massachusetts 02421. The Company’s telephone number at these offices is (781) 761-7600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Financial Information. The following financial statements and information are incorporated by reference:

     (1) The audited consolidated financial statements of the Company as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     (2) The information in the Offer to Exchange and Consent Solicitation under the headings “Summary Historical Consolidated Financial Data” and “Unaudited Pro Forma Financial Data” is incorporated herein by reference.
     (3) As of December 31, 2008, the book value per share is $(2.24)
     (b) Pro Forma. The information in the Offer to Exchange and Consent Solicitation under the headings, “Summary Historical Consolidated Financial Data” and “Unaudited Pro Forma Financial Data” is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
     (b) Other Material Information.
     The consummation of the Exchange Offer is a critical step in the Company’s financial restructuring plan. If the Company is unable to restructure its obligations under the Notes or otherwise raise sufficient funds to repay the Notes, the Company may be forced to seek protection under the United States bankruptcy laws.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange and Consent Solicitation, dated April 7, 2009.

(a)(1)(B)	Letter of Transmittal and Consent.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release issued by EPIX Pharmaceuticals, Inc. on April 7, 2009.

(a)(5)(C)	EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Common and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of June 7, 2004, between EPIX Pharmaceuticals, Inc. and U.S. Bank National Association (incorporated herein by this reference to Exhibit 4.1 to EPIX Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on June 7, 2004).

(d)(1)(B)	Restructuring Support Agreement, dated as of April 6, 2009, among EPIX Pharmaceuticals, Inc. and the Noteholders (as defined therein).

(d)(1)(C)	Form of Contingent Value Rights Agreement

(d)(1)(D)	Form of Registration Rights Agreement

(g)	None.

(h)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPIX PHARMACEUTICALS, INC.

Dated: April 7, 2009	By:	/s/ Kim Cobleigh Drapkin

Name: Kim Cobleigh Drapkin, CPA
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange and Consent Solicitation, dated April 7, 2009.

(a)(1)(B)	Letter of Transmittal and Consent.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release issued by EPIX Pharmaceuticals, Inc. on April 7, 2009.

(a)(5)(C)	EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Common and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of June 7, 2004, between EPIX Pharmaceuticals, Inc. and U.S. Bank National Association (incorporated herein by this reference to Exhibit 4.1 to EPIX Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on June 7, 2004).

(d)(1)(B)	Restructuring Support Agreement, dated as of April 6, 2009, among EPIX Pharmaceuticals, Inc. and the Noteholders (as defined therein).

(d)(1)(C)	Form of Contingent Value Rights Agreement

(d)(1)(D)	Form of Registration Rights Agreement

(g)	None.

(h)	None.